UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E

Macau S.A.R

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Form 6-K Report

On September 25, 2023, Nature Wood Group Limited (the “Company”) issued a press release announcing that Foshan City Linjia Technology Company Limited (“Linjia Tech”), a subsidiary of the Company, has entered into a framework agreement with the Research Institute of Wood Industry, Chinese Academy of Forestry (“Research Institute”) on September 22, 2023, pursuant to which Linjia Tech has formed a five-year innovative partnership with the Research Institute on the research and development in relation to biomass supramolecular and biomass carbon electrode new materials.

A copy of the press release dated September 25, 2023 is attached as Exhibit 99.1 to this report.

Exhibits.

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: September 25, 2023	Title:	Director